
EXCELLENCE




10015626



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.

SUPPL

12g3-2(b) File No.82-4922

Ref. No. OS.068/2010

April 29, 2010

SEC Mail Processing Section
APR 29 2010
Washington, DC
122

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

Apr 29, 10

www.kasikornbankgroup.com


EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. IM. 004/2010

28 April 2010

To President

The Stock Exchange of Thailand

Subject: Announcement and submission of Risk and Capital Management Disclosure (Basel II – Pillar 3) for the year ended 31 December 2009

Sir,

The KASIKORNBANK PUBLIC COMPANY LIMITED is pleased to announce and submit the Risk and Capital Management Disclosure (Basel II – Pillar 3) for the year ended 31 December 2009, in Thai and English versions. The Bank has provided more information than what has been disclosed in its Financial Statement in order to create better understanding about the Bank's risk and capital management for investors. The report can be downloaded from the Bank's website under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx .

For your acknowledgement

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President